Conference Call about the 2009 Earnings Results

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA: ITUB4) is pleased to invite you to participate in our conference calls about the 2009 earnings results, which will be released on February 9, 2010.

Presentation

Roberto Egydio Setubal
CEO

Silvio de Carvalho
CFO – Chief Financial Officer

Jean Marc Etlin
Executive Vice President of Itaú BBA

Marco Antunes
Accounting Director

Conference Call in Portuguese	Conference Call in English

February 10, 2010	February 10, 2010

08:00 AM (EST)	9:30 AM (EST)
11:00 AM (Brasília time)	12:30 PM (Brasília time)

To take part in the conference call inform code Itaú Unibanco	To take part in the conference call inform code Itaú Unibanco

Toll-free from the US:
(55 11) 4688-6361	(1-800) 860-2442

In Brazil: (55-11) 4688-6361

Other countries: (1-412) 858-4600

The live webcast will be available at www.itau-unibanco.com/ir The conference calls will also be archived in audio format on the same website.

To access an audio replay of the conference calls, which will be available until February 16, 2010, dial (55 11) 4688-6312. Access codes: 45899 (call in Portuguese) and 45900 (call in English).

The slide presentation will be available for viewing and downloading on Wednesday morning.

If you have any questions, please contact Ms. Daniela Ueda at FIRB-Financial Investor Relations Brasil, at +55 11 3897-6857 or daniela.ueda@firb.com.